February 10, 2010

Parker Morrill
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, DC 20549-4628

Re:           Southfield Energy Corporation
Registration Statement on Form S-1, as amended
File No. 333-162029

Dear Mr. Morrill:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Southfield Energy Corporation (the “Registrant”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-1, as amended (File No. 333-162029), to February 11, 2010, at 4:00 p.m. Eastern Time, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

Should the Securities and Exchange Commission (the “Commission”) or staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing, and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.  The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

Please contact Peter Talosig of Locke Lord Bissell & Liddell LLP at (713) 226-1136 with any questions you may have concerning this request.  In addition, please notify Mr. Talosig when this request for acceleration has been granted.

Sincerely,

/s/ Tyson RohdeChief Operating Officer